2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: 604 689 78 42	Tel: 8 545 074 70
Fax: 604 689 42 50	Fax: 8 545 074 71

NEWS RELEASE

Lundin Mining appoints Mikael Schauman as Vice President Marketing

February 9, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that Mr. Mikael Schauman has been appointed Vice President Marketing.

Lundin Mining announced today the appointment of Mr. Mikael Schauman to the position of Vice President of Marketing effective immediately. "Mikael is a great addition to our executive team which we are building in Europe. He has over 24 years of extensive international experience in marketing and trading of non-ferrous raw materials on a global scale." said C. K. Benner, Vice Chairman and CEO.

Mr. Schauman was born and educated in Sweden and holds a BA in Finance from The Stockholm School of Economics. He began his career with Boliden in 1983 and has held several senior positions of increasing responsibility in international trading companies since that time. Mr. Schauman’s most recent position was as senior trader at Mitsui & Co. Metals (U.S.A.), Inc. with responsibility for zinc and lead concentrate sales globally. Mr. Schauman will be based in Stockholm and will report directly to the Chief Executive Officer of the Company.

For further information, please contact:

Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842
Ron Ewing, Vice-President: 1-604-681-1337

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.